UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
☐   Check box if Amendment is material and investors must reconfirm within five business days.
This material amendment is filed to (i) extend the Offering deadline to April 15, 2026; (ii) reduce the Minimum Individual Purchase Amount; (iii) update the Perks and Perks deadline; (iv) provide 2024 audited financials for the Issuer and Co-Issuer (in the financial table herein and in Exhibit G- Financials); and (v) update the Capitalization and Ownership, Financial Information, Transactions with Related Parties and Previous Offerings sections.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Cizzle Bio, Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Texas

   Date of Organization:

   February 23, 2024

Physical Address of Issuer:

2040 Babcock Road, Suite 201, San Antonio, Texas 78229, United States

Website of Issuer:

https://cizzlebio.com

Is there a Co-Issuer? _X_ *Yes* ___ *No*

Name of Co-Issuer:

Cizzle Bio CF Investors SPV, LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    October 1, 2024

Physical Address of Co-Issuer:

2040 Babcock Road, Suite 201, San Antonio, Texas 78229

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $17,500 advance setup fee and $2,000 monthly fee for the use of the platform.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Class B Non-Voting Common Stock

Target Number of Securities to be Offered:

25,426

Price (or Method for Determining Price):

$0.38

Target Offering Amount:

$10,000.05

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$4,999,999.70

Deadline to reach the Target Offering Amount:

April 15, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

0

	For the year-end December 31, 2024*	For the year-end December 31, 2023*
Total Assets	$693,948	N/A
Cash & Cash Equivalents	$619,944	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$140,660	N/A
Long-Term Liabilities	$2,461,875	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Net Loss)	$(1,909,353)	N/A

*Reflects the financial results for the Crowdfunding Issuer, Cizzle Bio, Inc., from inception on February 23, 2024 through the year-ended December 31, 2024. As such, there are no financials for the year-ended December 31, 2023. Exhibit G, attached hereto and made a part hereof, includes the audited financials through the year-ended December 31, 2024 for the Crowdfunding Issuer and for the Co-Issuer, which was formed on October 1, 2024. The Crowdfunding Issuer changed its fiscal year from July 31st to December 31st after the launch of the Offering.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

TABLE OF CONTENTS

OFFERING STATEMENT (Exhibit A) 1

SPECIAL NOTICE TO FOREIGN INVESTORS 3

NOTICE REGARDING THE ESCROW AGENT 3

Bad Actor Disclosure 3

Ongoing Reporting...3

Eligibility 4

ABOUT THIS FORM C/A 5

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS.......................5

SUMMARY 6

    The Company 6

    The Offering 6

Directors, Officers, Managers and Key Persons of the Company..7

Biographical Information 7

Indemnification 7

   Co-Issuer 8

   Business 9

    Description of the Business 9

    Business Plan 9

    The Company's Products and/or Services 10

    Competition 10

    Customer Base 10

    Intellectual Property 10

    Governmental/Regulatory Approval and Compliance..11

    Litigation 11

    Employees 11

    Perks 11

RISK FACTORS 12

    Risks Related to the Company's Business and Industry 12

    Risks Related to the Offering 18

    Risks Related to the Securities...19

THE OFFERING 22

    Co-Issuer 23

    Investor Confirmation Process...23

    Material Changes 23

    Cancellations 23

    Rolling and Early Closings 24

    Oversubscriptions 24

    Updates 24

    Intermediary Information..24

    Platform Compensation 24

    Investor Limitations 24

USE OF PROCEEDS...25

CAPITALIZATION AND OWNERSHIP 26

Offering 26

Restrictions on Transfer..26

Description on Issuer's Securities 27

Capitalization...27

Outstanding Capital Stock 28

Outstanding Options, SAFEs, Convertible Notes, Warrants 29

Voting and Control 29

Ownership...30

Previous Offerings of Securities 31

DEBT 31

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 32

FINANCIAL INFORMATION 33

Cash and Cash Equivalents..33

Liquidity and Capital Resources..33

Capital Expenditures and Other Obligations 33

Valuation 33

Material Changes and Other Information 33

TAX MATTERS 34

LEGAL MATTERS 34

ADDITIONAL INFORMATION 35

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement
Exhibit D: Certificate of Amendment of Certificate of Formation and Certificate of Formation
Exhibit E: Bylaws
Exhibit F: Stockholders Agreement and Form of Joinder Agreement
Exhibit G: Financial Statements

Offering Statement (<u>Exhibit A</u>)
April 17, 2025

Cizzle Bio, Inc.



Up to $4,999,999.70 of Class B Non-Voting Common Stock

Cizzle Bio, Inc. ("**Cizzle**," the "**Company,**" "we," "us," or "our") is offering a minimum amount of $10,000.05 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,999.70 (the "**Maximum Offering Amount**") of Class B Non-Voting Common Stock (the "**Securities**") "), at a purchase price of $0.38 per Share on a best efforts basis as described in this Form C/A (this **"Offering**"). The Target Offering Amount and Maximum Offering Amount include the investor processing fee total for all investments. The investment will be made through Cizzle Bio CF Investors SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$749.74	$63.73	$686.01
Investor Processing Fee (4)	$26.24	$2.23	$24.01
Target Offering Amount	$10,000.05	$850.00	$9,150.05
Maximum Offering Amount	$4,999,999.70	$424,999.97	$4,574,999.73

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $17,500 payment and a $2,000 monthly maintenance fee, which are not included above.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor a fee of three and one-half percent (3.5%) of the Investor's investment amount ("**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is included in the $775.98 Minimum Individual Investment Amount consisting of the Minimum Individual Purchase Amount ($749.74 to acquire 1,973 shares of Class B Non-Voting Common Stock) plus the Investor Processing Fee. The Intermediary receives commissions on the Investor Processing Fee.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN

INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C/A. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://cizzlebio.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C/A is April 17, 2025

ABOUT THIS FORM C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C/A, and no source other than DealMaker Securities LLC (the **"Intermediary"**) has been authorized to host this Form C/A and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C/A and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C/A or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C/A to the maximum extent permitted by law. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or any other materials supplied herewith.

This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C/A and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C/A or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C/A or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C/A. This summary may not contain all of the information that may be important to you. You should read this entire Form C/A carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Cizzle Bio, Inc. stands at the forefront of biotechnological innovation, dedicated to revolutionizing the detection of lung cancer through groundbreaking diagnostic tools. With exclusive rights to detect the CIZ1B Biomarker in the USA and Canada, the Company is driven by a commitment to improve early cancer detection and enhance patient outcomes.

The Company was incorporated in Texas on February 23, 2024 and is headquartered in San Antonio, Texas. The Company intends to sell its products throughout the United States and internationally. The Company's website is https://cizzlebio.com.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under https://invest.cizzlebio.com (the "**Investor Website Page**") and the version published as of the date of this Form C/A is attached as <u>Exhibit B</u>. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C/A as well as make general announcements. You should view <u>Exhibit B</u> as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,000.38
Name of Securities	Class B Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,426
Maximum Offering Amount	$4,999,999.70
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	12,712,941
Price Per Security	$0.38*
Minimum Individual Investment Amount	$775.98[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 15, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $4,999,999.70 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

[+] Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
William (Bill) Behnke	Chief Executive Officer, Founder and Director	CEO, Founder and Director of Cizzle Bio, Inc., 2024 – Present Responsible for strategy and general CEO responsibilities. Founder and President of The Behnke Group LLC, 2005 – Present Responsible for providing business development services to early-stage healthcare companies.	Southern Illinois University, B.S., Marketing

Biographical Information

William (Bill) Behnke: Bill is the CEO, Founder and Director of the Company. He is an entrepreneurial and performance-driven senior executive with extensive background in direct sales, marketing, sales management, and business development to CEO's, CFO's, CMO'S, and Boards of Directors of health insurance companies and hospitals. Bill delivered revenues in excess of $100 million and success in raising capital from VC, PE and private investors. He has a proven track record in early stage and blue-chip business development and high-level board experience with major cancer charity and advocacy groups such as the Leukemia and Lymphoma Society, Conquer Cancer, the ASCO Foundation, the AYA Cancer Foundation and the South Texas Blood and Tissue Center.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CO-ISSUER

This Offering has the following co-issuer(s): Cizzle Bio CF Investors SPV, LLC (the "**Co-Issuer**"), located at 2040 Babcock Road, Suite 201, San Antonio, Texas 78229, United States.

The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer.

The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. There will be no material difference between an investment in the Company and the Co-Issuer.

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under https://invest.cizzlebio.com. The version published as of the date of this Form C/A is attached as Exhibit B.

Description of the Business

At Cizzle Bio, Inc., we are dedicated to revolutionizing the early detection of lung cancer through the use of groundbreaking diagnostic tools developed by Cizzle Biotechnology PLC. Central to our scientific approach is the CIZ1B biomarker, a variant of the CIZ1 protein, which plays a critical role in the early detection of lung cancer.

Business Plan

Lung cancer costs lives because it is not diagnosed early. Lung cancer, the leading cause of cancer death worldwide, is notoriously difficult to detect in its early stages. Traditional methods, particularly CT scanning, suffer from high false positive rates—approximately 90%, leading to unnecessary, costly, and invasive follow-ups. This challenge underscores the need for a more precise and less invasive diagnostic method.

Leveraging the pioneering work of Cizzle Biotechnology PLC, we utilize the CIZ1B biomarker to offer a test that significantly reduces the need for invasive testing. This test addresses the clear unmet clinical need for early detection, crucial for enabling curative surgical interventions. Initially designed as an immunoassay for use in hospitals and reference laboratories, there is potential expansion to a point-of-care test suitable for primary healthcare settings.

The CIZ1B biomarker forms a stable complex with fibrinogen in the bloodstream, a characteristic that facilitates its detection and quantification. Patented monoclonal antibodies developed by Cizzle Biotechnology PLC detect CIZ1B in blood plasma or lung cancer biopsies with high sensitivity and specificity. Early clinical data supports the use of CIZ1B as a reliable cancer biomarker.

Advantages for patients of the CIZ1B Biomarker Test are:

- Less radiation: Patients face reduced radiation exposure as the need for repeated CT scans decreases.
- Non-Invasive: A simple blood test replaces invasive procedures.
- Convenience: There is no need for visits to specialized scanning facilities.
- Faster Diagnosis: The test reduces the waiting period for results, accelerating the diagnostic process.

Advantages for healthcare systems are:

- Resource Efficiency: Reduces the reliance on CT scanners, freeing up these critical resources for other uses.
- Cost-Effective: Lowers healthcare costs by eliminating unnecessary invasive procedures.

Through our exclusive licensing agreement with Cizzle Biotechnology PLC, we are positioned to bring these advanced diagnostic tools to the U.S. and Canadian markets. Our collaboration with Bio-Techne aims to refine our immunoassay and adapt it for broader clinical and commercial use, potentially transforming it into a routine screening tool available in doctors' offices and pharmacies.

The Company also intends to license other cancer screening tests from third parties and expand its product line.

The Company intends to significantly expand its business by focusing on sales and marketing activities, seeking out additional licensing opportunities for cancer testing, growing out its infrastructure and investing in further technology and product development. The capital we raise here will empower us to increase sales and marketing efforts, add to our product line, expand our technology and product development, grow out our infrastructure and provide necessary working capital.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cizzle Bio CIZ1B Biomarker Test	CIZ1B biomarker test which uses patented monoclonal antibodies to detect CIZ1B in blood plasma or lung cancer biopsies with high sensitivity and specificity.	Specialist oncology pathology labs, high volume centralized diagnostic labs and point of care products through doctor's offices and pharmacies.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

Our specific competitors include Grail, Guardant and Delfi.

Customer Base

The Company's customer base is expected to include specialist oncology pathology labs, high volume centralized diagnostic labs and consumers through point of care products at doctor's offices and pharmacies.

Supply Chain

Although the Company is dependent upon certain third-party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company's primary intellectual property is licensed from Cizzle Biotechnology Holdings PLC ("Cizzle PLC")*. Cizzle PLC's intellectual property is covered by a family of 3 core patents with 18 patents, covering 14 authorities in the world, including in the USA and Canada.

The three patent families are:

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/GB2011/001173**	"Methods and Compounds for the diagnosis and treatment of Cancer"	Patent	August 4, 2011	February 9, 2012	WIPO
7,833,702***	"CIZ1 Replication Protein"	Patent	January 13, 2006	November 16, 2010	USA
3002320 PCT/GB2016/053203****	"Use of a Fibrinogen Capture Agent to Detect a CIZ1 B-Variant"	Patent	October 14, 2016	Pending	Canada

*All patents are owned by Cizzle Biotechnology PLC. The Company has secured an exclusive license of all intellectual property and technology from Cizzle PLC to develop and sell clinical diagnostic assays using services and products to assist in the detection of lung cancer based on the CIZ1B biomarker in North America (USA and Canada). The Company will have an option to extend the license for North America to other territories in LATAM. Access to Cizzle Biotechnology proprietary rights are secured through an escrow account. The Founder and Board of Cizzle

Biotechnology will provide technical and business support as Board Members or Advisory Committee members of the Company. Additionally, Cizzle Biotechnology PLC will assign its current development and clinical trials program to the Company. In exchange for this exclusive license, the Company will remunerate Cizzle Biotechnology PLC via a 10% royalty on all sales in the USA and Canada. In addition, upon the first to occur of an Equity Financing, an Initial Public Offering or a Liquidation Event by the Company, Cizzle Biotechnology PLC shall be entitled to either (i) participate in the Equity Financing and receive shares pursuant to a defined formula (based on the current Offering, this would result in approximately 1.5% ownership on a fully-diluted basis) or (ii) a success fee of 2% upon a Liquidation Event or an Initial Public Offering (see "*Capitalization*" section for information as to timing of such equity issuance).

** This patent provides for methods for use in the diagnosis and prognosis of cancer. The present invention further relates to compositions, methods of making said compositions and methods of using the same, including use in the treatment and diagnosis of cancer, including lung, lymphoma, liver, thyroid and bladder cancer. Compositions of the present invention useful in the treatment of cancer include antisense and small inhibitory RNAs (siRNA).

*** This patent relates to a screening method for the identification of agents which modulate the activity of a DNA replication protein as a target for intervention in cancer therapy and includes agents which modulate said activity. The invention also relates to the use of the DNA replication protein, and its RNA transcripts in the prognosis and diagnosis of proliferative disease (e.g., cancer).

**** This patent relates to the use of a fibrinogen capture agent or a fibrinogen detection agent in an assay to detect a Cizl b-variant.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company's partners developing the Company's products will be subject to regulation by the FDA in the USA and other health and regulatory agencies in countries for which the Company will sell its products.

Litigation

The Company is not subject to any current litigation or threatened litigation.

Perks

The Company is offering the following Perks to Investors:

Time- Plus Volume-Based Bonus Shares:

Funded Investment Amount Received By May 15, 2025 prior to 11:59 Pacific Time (6:59 PM Coordinated Universal Time (UTC) the following day)*	*Bonus Shares of Class B Common Stock*
Investment between $750.00 and $2,499.99	3%
Investment between $2,500.00 and $4,999.99	9%
Investment between $5,000.00 and $9,999.99	11%
Investment between $10,000.00 and $19,999.99	15%
Investment between $20,000.00 and $49,999.99	20%
Investments above $50,000.00	25%

*For purposes of the above table, Funded Investment Amount means each funded investment from an Investor during the specified time period, regardless of whether the Investor has made other investments in the specified time period or at any other time in the Offering.

The Perks will all be assigned to Investors at the termination of the Offering, unless otherwise decided between the Company and the registrar/transfer agent. The date/time of the signed subscription will be used to determine Perks.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C/A. The risks discussed below are not the only ones facing its business but do represent those risks that the Company believes are material to it. Additional risks and uncertainties not presently known to it or that the Company currently deems immaterial may also harm its business.

In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Before investing, you should carefully read and carefully consider the following:

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company is controlled by one owner who exercises voting control.

The Behnke Group LLC, owned by William Behnke, the CEO and Founder of the Company, is currently the sole owner of the Company's Class A Voting Common Stock and exercises voting control. Subject to any fiduciary duties owed to shareholders under Delaware law, The Behnke Group LLC will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. As such, The Behnke Group LLC may have interests that are different from yours. For example, it may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, The Behnke Group LLC could use its voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, issue additional securities which may dilute you, repurchase securities of the Company, enter into transactions with related parties or support or reject other management and board proposals that are subject to shareholder approval.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. In particular, the Company has a contract with BioTechne and BBI Solutions, who manufactures our Cizzle Bio CIZ1B Biomarker Test. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company relies on third-party manufacturers to produce its CIZ1B Biomarker Tests, which could cause errors, interruptions, or failures of service which are beyond the Company's control.

The Company relies on the manufacturing services of third parties to produce its CIZ1B Biomarker Tests and deliver them on time. Although the Company attempts to utilize reputable third party manufacturers, any errors or defects in third-party products could harm the Company's business. Interruptions in manufacturing or delivery may reduce revenue, cause the Company to issue credits or refunds, and/or cause customers to stop buying the Company's CIZ1B Biomarker Tests, and as a result adversely affect the Company's ability to attract new customers. The Company's business will also be harmed if customers and potential customers believe the Company's CIZ1B Biomarker Tests are unreliable.

We rely on various intellectual property rights, including licensed patents, in order to operate our business.

The Company relies on certain licensed intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Failure to maintain the Company's intellectual property license agreements could cause the loss of rights to use such intellectual property in the Company's products and have an adverse effect on the Company's business.

The Company has an exclusive license agreement to use specified intellectual property for its products. The Company also intends to license other intellectual property for additional cancer testing products it intends market. In the event the Company breaches such agreements for non-payment or other reasons, or the license agreements are no longer in force, it could have a material adverse effect on the Company's business.

A failure to effectively expand the Company's marketing and sales capabilities could harm our ability to initiate and increase our customer base and achieve broader market acceptance of its products.

The Company's ability to obtain customers and achieve broader market acceptance of the Company's CIZ1B Biomarker Test will depend to a significant extent on the Company's ability to expand its marketing and sales operations. The Company plans to expand its management team and engage additional personnel, and also plans to dedicate significant resources to sales and marketing programs. All of these efforts will continue to require that the Company invest significant financial and other resources. If the Company is unable to hire, develop, and retain talented sales personnel, if its sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if the Company's sales and marketing programs are otherwise not effective, the Company's ability to increase its customer base and achieve broader market acceptance of its CIZ1B Biomarker Test could be harmed.

There is no assurance that the Company will successfully implement its business plan and operations and, if successful, managing future growth.

The Company anticipates that, upon successful completion of the Offering, it will be able to continue development of its CIZ1B Biomarker Test. In addition, as the Company increases its focus on development, sales and marketing and continues to implement its business plan, the Company may experience periods of rapid growth, including needs for increased staffing levels. Such growth may place a substantial strain on Company management, operational, financial, and other resources. The Company will need to attract, retain, train, motivate, and manage high caliber employees. Failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in the electric vehicle industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision in regard to this Offering.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the Company's manufacturer is currently regulated by CLIA and CAP in regards to production of the Company's CIZ1B Biomarker Test. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of international, federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Form C/A or to meet the Company's working capital needs.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. As is the case with any business, particularly one without a proven business model, it should be expected that certain expenses unforeseeable to management at this juncture will arise in the future. There can be no assurance that management's use of proceeds generated through this Offering will prove optimal or translate into revenue or profitability for the Company. You are urged to review the Use of Proceeds in this Offering Statement but to understand that the actual use of the net proceeds of this Offering may vary significantly. In all cases, you should consult with their attorneys, accountants and personal investment advisors prior to making any decision to invest in the Company. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Company are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Company shall pay the Intermediary a fee of eight and one-half percent (8.5%) of the dollar amount raised in the Offering. The compensation paid by the Company to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Cizzle Bio CF Investors SPV, LLC, becoming a member of the SPV, and that investment purchases our Class B Non-Voting Common Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Company's Certificate of Formation, as amended, regarding the Class B Non-Voting Common Stock. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in the section entitled, "CAPITALIZATION AND

OWNERSHIP". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Due to this structure, there may be delays, complications and unexpected risks.

An investment in the Company's Securities could result in a loss of your entire investment.

An investment in the Company's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the Securities and Exchange Commission and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

Investors will not have voting rights.

Investors in the Securities will not have voting rights. Thus, Investors will never be able to vote upon any matters of the Company. Additionally, investors in the Co-Issuer will indirectly hold only Class B Non-Voting Common Stock and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control. Lastly, the Co-Issuer (and the Investors) will be subject to the provisions of the Stockholders Agreement.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Our valuation and our offering price have been established internally and are difficult to assess.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. The Company has set the price of its Class B Non-Voting Common Stock at $0.38 per share, plus a 3.5% Investor Processing Fee, see "Offering" for further details on this fee. The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C/A and all Exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C/A, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C/A and/or incorporated by reference in this Form C/A, including without limitation the Subscription Agreement located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C/A filed with the Securities and Exchange Commission and (2) thoroughly review any attached documents to, or documents referenced in, this Form C/A.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

The Offering

Minimum Target Offering Amount	$10,000.05
Name of Securities	Class B Non-Voting Common Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,426
Maximum Offering Amount	$4,999,999.70
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	12,712,941
Price Per Security	$0.38*
Minimum Individual Investment Amount	$775.98[+]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) [+]
Offering Deadline	April 15, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*Does not include the Investor Processing Fee of three and one-half percent (3.5%) of the Investor's investment amount charged to each Investor by the Company. The aggregate amount of fees paid by Investors, including the Investor Processing Fee, will be included towards the $4,999,999.70 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

+ Includes both the Minimum Individual Purchase Amount and the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Investment Amount, in its sole discretion.

Co-Issuer

The Co-Issuer is Cizzle Bio CF Investors SPV, LLC (the "Co-Issuer"), located at 2040 Babcock Road, Suite 201, San Antonio, Texas 78229, United States. The Co-Issuer was organized as a Limited Liability Company in the United States under the jurisdiction of Delaware in the year 2024. There is no website for the Co-Issuer, but information with respect to the Co-Issuer shall be hosted on the website of the Company at https://cizzlebio.com, or for the Offering at https://invest.cizzlebio.com. The Company has formed the Co-Issuer solely for issuing the Securities under this Offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will allow investors to achieve the same economic exposure, voting power (which is none) and ability to assert State and Federal law rights and achieve the same disclosures as if they had invested directly in the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account.

The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Non-Voting Common Stock.

There will be no material difference between an investment in the Company and the Co-Issuer.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C/A. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,000.05, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $4,999,999.70, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at https://invest.cizzlebio.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("Dealmaker" or "Intermediary"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Platform Compensation

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. There is also a $17,500 advance setup fee and $2,000 monthly fee for the use of the platform. Additionally, the Issuer must reimburse certain expenses related to the Offering.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$850	8.5%	$425,000
Technology and Product Development (1)	10%	$1,000	10%	$500,000
Licensing Opportunities (2)	20%	$2,000	20%	$1,000,000
Sales and Marketing (2)	40%	$4,000	40%	$2,000,000
Infrastructure (3)	11.5%	$1,150	11.5%	$575,000
General Working Capital	10%	$1,000	10%	$500,000
Total	**100%**	**$10,000+**	**100%**	**$5,000,000+**

+These figures are rounded to the nearest whole dollar.

*In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $17,500 payment and a $2,000 monthly maintenance fee. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three and one-half percent (3.5%), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will continue to invest in technology and product development. These proceeds will be used to hire at least one full stack engineer.

(2) We will use these proceeds for licensing opportunities to acquire the rights to other cancer tests.

(3) Our sales and marketing efforts are handled by a small team. We will use the proceeds to hire additional sales members and for targeted marketing efforts.

(4) These proceeds will be used to build out the Company's infrastructure. Currently, our CEO handles a wide range of administrative and operational functions. We expect to hire additional employees to assist with these functions.

(5) These proceeds will be used for the Company's operating expenses, including rent, salaries, office expenses and for general growth purposes.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Class B Non-Voting Common Stock in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 15, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C/A and the Subscription Agreement in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

As an Investor in this Offering, you will be purchasing membership interests in the Co-Issuer, which will be the entity holding the Securities and which will have the rights of a stockholder of the Company. The Co-Issuer is purchasing the following Securities:

> **Securities: Class B Non-Voting Common Stock**
> **Offering Minimum: $10,000.05**
> **Offering Maximum: $4,999,999.70**
> **Purchase Price Per Share of Security Offered: $0.38 (does not include a 3.5% Investor Processing Fee charged to each Investor)**
> **Offering Deadline: April 15, 2026**

The Securities have no voting rights (either with regard to actions by the Co-Issuer or the Company's Class B Common Stock being held by the Co-Issuer). The rights of the Class B Common Stock may be changed by an amendment to the Company's Bylaws or Amended and Restated Certificate of Incorporation. Investors do not have the right to vote on any such amendment.

The primary documents governing voting and rights of Investors holding the Securities are the Company's Certificate of Formation and amendments thereto (collectively, the "**COI**") attached as Exhibit D, the Company's Bylaws (the "**Bylaws**") attached as Exhibit E, the Stockholders Agreement (the "**Stockholders Agreement**") attached as Exhibit F, together with the COI and Bylaws, the "**Governing Documents**"). All statements in this Form C/A Offering Statement regarding voting and control of the Securities being sold in this Offering are qualified in their entirety by reference to the Governing Agreements. **As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Stockholders Agreement as entered into by and among the Company and the Company's stockholders. See Exhibit F for the full terms of the Stockholders Agreement and the form of Joinder Agreement that the Co-Issuer will execute.**

The shares of Class A Voting Common Stock outstanding have superior voting rights to the Securities being sold in this Offering.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

General

The Company is offering up to $4,999,999.70 and a minimum of $10,000.05 worth of its Class B Non-Voting Common Stock.

The Company must reach its Target Offering Amount of $10,000.05 by April 15, 2026. Unless the Company raises at least the Target Offering Amount of $10,000.05 under the Regulation CF offering by April 15, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 15, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $4,999,999.70 maximum raise.

The Minimum Individual Investment Amount per investor is $775.98, which includes a $26.24 Investor Processing Fee.

Co-Issuer

The Securities in this Offering will be issued by both the Company and the Co-Issuer. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of the Class B Non-Voting Common Stock. Investors in this Offering will own membership interests in the Co-Issuer. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Non-Voting Common Stock as if they had invested directly with the Company.

Capitalization

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Formation, as amended. For a complete description of our capital stock, you should refer to our Certificate of Formation, as amended, and to the applicable provisions of Texas law.

The Company's original authorized capital stock consisted of (a) 250,000,000 shares of common stock, no par value per share (the "**Common Stock**") and (b) 50,000,000 shares of preferred stock, no par value per share (the "**Preferred Stock**"). On October 7, 2024, the Company amended its Certificate of Formation to (a) increase its authorized Common Stock to 350,000,000 shares of Common Stock, of which (i) 250,000,000 shares of Common Stock were designated as Class A Voting Common Stock (the "**Class A Voting Common Stock**"), and (ii) 100,000,000 shares of Common Stock were designated as Class B Non-Voting Common Stock (the "**Class B Non-Voting Common Stock**") and (b) effect a conversion of all outstanding Common Stock as of the date of filing of the amendment into shares of Class A Voting Common Stock on a one to one basis.

As of the date of this Form C/A, 150,000,000 shares of Class A Voting Common Stock and 657,894 shares of Class B Non-Voting Common Stock are issued and outstanding.

Except with respect to voting rights, all shares of Common Stock are identical and entitle the holders to the same rights and privileges.

Concurrently with this Offering, the Company is seeking to raise up to $5,000,000 through the private offering of Class B Non-Voting Common Stock (the "Concurrent Offering"). Upon a successful raise of $5,000,000 in Class B Non-Voting Common Stock (which may include the proceeds from this Offering and the private offering), all outstanding SAFEs will be converted into Class B Non-Voting Common Stock. Moreover, at the time of conversion (and assuming no earlier Liquidation Event or Initial Public Offering) the Company will issue up to one and one-half percent (1.5%) of the fully diluted capitalization of the Company to Cizzle Biotechnology PLC, its licensee, at such time in the form of Class A Voting Common Stock. Additionally, the Company has planned issuances of Class A Voting Common Stock to certain key advisors which will be issued at such time (up to 1.46%), and intends to establish a Company equity incentive plan which will reserve up to six percent (6%) of the fully-diluted capitalization of the Company in the form of Class B Non-Voting Common

Stock for issuance to employees and advisors. As a result, the Capitalization of the Company will change from that shown below.

Outstanding Capital Stock

As of the date of this Form C/A, the Company's outstanding capital stock consists of:

Type	Class A Voting Common Stock
Amount Outstanding	150,000,000
Par Value Per Share	No par value
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class A Voting Common Stock at a later date. The issuance of such additional shares of Class A Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	80.33%

Type	Class B Non-Voting Common Stock
Amount Outstanding	657,894
Par Value Per Share	No par value
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Class B Non-Voting Common Stock at a later date. The issuance of such additional shares of Class B Non-Voting Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	0.35%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C/A, the Company has the following outstanding:

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$2,525,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	(a) Post-Valuation cap of $10,500,000 (b) Automatic conversion if there is an Equity Financing in excess of US$5 million at a price that exceeds the Post-Valuation Cap by 30% (c) Carries an annual 4% cumulative dividend payable upon a liquidation or redemption.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).	19.32%

*Includes $130,000 reflected by a signed agreement that has not yet been funded.

Voting and Control

As a condition of subscribing to this Offering, the Co-Issuer (and thus investors in this Offering) will become a party to the Stockholders Agreement as entered into by and among the Company and the Company's stockholders. The material terms of these agreements are summarized below. See Exhibit F for the full terms of the Stockholders Agreement and the form of Joinder Agreement that the Co-Issuer will execute.

The Company is a party to a certain Stockholders Agreement, dated as of February 24, 2024, under which the Company and the initial holders of Common Stock (now owners of the Class A Voting Common Stock) agreed to, among other things (i) restrictions on transfer; (ii) right of first refusal on proposed transfers; (iii) tag-along rights; (iv) voting provisions regarding the Board, including the size of the Board (one (1) director) and composition of the Company's board of directors, with the Founder and CEO entitled to designate the sole representative on the Company's Board of Directors.

Each Investor who purchases the Securities is not entitled to vote on any matter or to call for an annual or special shareholders meeting. As a result of purchasing Securities in this Offering, the Investors will have no voting or control over any corporate matters of the Company, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors in the Co-Issuer will indirectly hold only the Securities (the Class B Non-Voting Common Stock) and are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
The Behnke Group LLC*	150,000,000 shares of Class A Voting Common Stock	100%

*Owned by William Behnke, the CEO and Founder of the Company.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Voting Common Stock*	$1.00	150,000,000	General Working Capital	February 24, 2024	Section 4(a)(2)
SAFEs	$2,500,000	15	General Working Capital	Various dates between May 15, 2024 and October 20, 2024	Section 4(a)(2)
Class B Non-Voting Common Stock	$250,000	657,894	General Working Capital	December 18, 2024; February 10, 2025	Regulation D Rule 506(b)

*The Company originally issued 150,000,000 shares of Common Stock in February 2024. On October 7, 2024, the Company created additional classes of capital stock, including Class A Voting Common Stock and Class B Non-Voting Common Stock. All of these shares of Common Stock were converted on a one to one basis into 150,000,000 shares of Class A Voting Common Stock.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


DEBT


As of the date of this Form C/A, the Company does not have any outstanding debt.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) During the year, the CEO and Founder, William Behnke, paid certain business expenses on behalf of the Company amounting to $1,863,235 and got reimbursed from the Company for the incurred expenses. As of December 31, 2024, the amount owed to Mr. Behnke amounted to $78,236 which was paid by the Company subsequent to year end on January 7, 2025.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit G</u>.

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of approximately $138,294 in cash and cash equivalents, and when combined with the pending receipt of additional equity investment in April, leaves the Company with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Company intends to concurrently raise additional capital by offering to sell up to $5,000,000 in securities, including, but not limited to, SAFEs, Class B Non-Voting Common Stock or preferred stock, or Convertible Notes, to accredited investors outside of this Offering.

Other than capital from existing operations, the Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The terms of this Offering are based on a pre-money valuation of approximately $70,500,000. The Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit G</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

This material amendment is filed to (i) extend the Offering deadline to April 15, 2026; (ii) reduce the Minimum Individual Purchase Amount; (iii) update the Perks and Perks deadline; (iv) provide 2024 audited financials for the Issuer and Co-Issuer (in the financial table herein and in <u>Exhibit G</u>- Financials); and (v) update the Capitalization and Ownership, Financial Information, Transactions with Related Parties and Previous Offerings sections.

<center>**TAX MATTERS**</center>

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

<center>**LEGAL MATTERS**</center>

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

<center>34</center>

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://cizzlebio.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C/A do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C/A or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C/A. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C/A. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C/A or any other matter relating to the Securities described in this Form C/A, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form C/A to be signed on its behalf by the duly authorized undersigned.

Cizzle Bio, Inc.
_____
(Issuer)

By:/s/William Behnke
_____
(Signature)

William Behnke
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Behnke
_____
(Signature)

William Behnke
_____
(Name)

Director
_____
(Title)

April 17, 2025
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)



📈 LIMITED OPPORTUNITY: INVEST IN EARLY LUNG CANCER DETECTION **BUY SHARES**

CIZZLE BIOXX Detect Early: Save Lives

Problem Solution Market Team FAQ Discussion



Shape the Future of Lung Cancer Detection with Your Investment

Detecting early-stage lung cancer gives patients a fighting chance at survival, and you can be part of bringing this breakthrough to the world. Our CIZ1B Biomarker test offers a simple blood test for early-stage lung cancer detection with 95% sensitivity.

Share Price - $0.38
Minimum Investment - $1,000.16
Offering Maximum - $4,999,999.68
Bonus Shares - 5% (for investments between $2,500.00 and $5,000.00), 10% (for investments between $5,000.01 and $10,000.00), 15% (for investments above $10,000.00)
*a 3.5% Investor Processing fee will be added to all investments.

INVEST NOW

THE SCIENCE

OFFERING CIRCULAR FORM C INVESTOR EDU

FAST FACTS



95% Sensitive

Our CIZ1B Biomarker test shows remarkable accuracy in early clinical



$95B+ Market

The global cancer biomarker market estimated to reach $95B by 2032,



Patent Protected

We have multiple proprietary monoclonal antibodies and patented

📈 LIMITED OPPORTUNITY: INVEST IN EARLY LUNG CANCER DETECTION

BUY SHARES

CIZZLE BIO Detect Early: Save Lives

Problem Solution Market Team FAQ Discussion







Backed by Industry Leaders

biotechne MOFFITT CANCER CENTER BBI Solutions Igenomix Development

Learn how Cizzle Bio can save lives through early detection testing.

Get the Cizzle Bio Investor Deck.

Email Address



PROBLEM

Lung Cancer is the Deadliest Cancer Worldwide

Late detection leads to high mortality rates.

Every day, nearly 5,000 lives are lost to late-stage diagnoses. Approximately 75% of lung cancer cases are diagnosed at a late stage, drastically reducing survival rates.

> *The odds are startling: 1 in 16 individuals will be diagnosed with lung cancer at some point in their lives.*
>
> *Learn more at the Lung Cancer Foundation of America.*



SOLUTION

Introducing the CIZ1B Biomarker Test: A Breakthrough in Early Lung Cancer Detection

The screening tool patients need and healthcare systems demand. Our CIZ1B Biomarker test offers a simple blood test for early-stage lung cancer detection with 95% sensitivity in early clinical studies.

- **Low Cost**
- **Highly Accurate**
- **Non-Invasive**
- **Rapid Results**

INVEST NOW

Detecting Early Saves Lives

Lung cancer can take many years to be symptomatic when it is at an advanced stage. It is often the case that people who develop lung cancer don't visit a medical care facility for screening until it's too late. Cizzle Bio's technology would allow at risk patients to test preventatively, significantly reducing risk of late detection.



SCREENING FOR EARLY DETECTION

AT RISK

SYMPTOMS

CONFIRMATION

IMAGING

BIOPSY

RESPONSE

TREATMENT

MONITORING

RECURRENCE



CIZZLE
BIO

Detect Early: Save Lives

Problem   Solution   Market   Team   FAQ   Discussion

INVEST NOW

MARKET

Capturing a $95B+ Opportunity in Rapidly Growing Diagnostics Market

The cancer biomarkers market is set to grow from $31.90 billion in 2023 to $107.33 billion by 2033, fueled by the rising demand for early detection and precision diagnostics. Cizzle is uniquely positioned to tap into this $95B+ market with its focus on advancing early lung cancer detection through biomarker technology.



Cancer Biomarkers Market Size, 2023 to 2033 (USD Billion)

2023	$31.90
2024	$36.02
2025	$40.66
2026	$45.91
2027	$51.83
2028	$58.51
2029	$66.06
2030	$74.58
2031	$84.21
2032	$95.07
2033	$107.33

Source: Cancer Biomarkers Market Size to Hit USD 107.33 Billion by 2033 | September 2024



USE CASE

$12B+ Bio-Techne
Detect Early: Save Lives

Our partnership with Bio-Techne, a leading life science company, is key to developing protocols for detecting the CIZ1B biomarker. In addition to leveraging Bio-Techne's advanced diagnostic tools, their established market presence with over $1.1 billion in revenue and expertise in FDA-regulated controls enhances Cizzle's capabilities in early cancer detection.

This collaboration is crucial for scaling Cizzle's technology, as Bio-Techne's Simple Western platform offers automation and precision that are ideal for supporting innovative assays like CIZ1B.

INVEST NOW









BUSINESS MODEL

Innovating Cancer Screening to $33.8M/Yr Revenue by Year Three*

Cizzle Bio's business model is powered by a combination of upfront test revenue and highly lucrative recurring screening sales and royalties.

Based on our projections, we are poised to achieve:*

- $10K to $1.4M revenue growth from lab tests in Year 1
- $340K to $1.2M POC test revenue in Year 1
- Recurring revenue reaching $4.6M by Year 3
- 2,033% YoY revenue growth from Year 2 to Year 3
- Net royalty scaling to $4.6M by final month of Year 3

Future projections are not guaranteed results.

Comparison of Key Competitors to Cizzle CIZ1B Test

Company/Test	Technology	Accessibility	Cost	Sensitivity
Freenome- EarlyCDT	Liquid Biopsy Proteomics	POC Immunoassay	$220	Low
Grail- Galleri	Liquid Biopsy DNA Sequencing	Not ELISA/POC	$950	Low
Lung Life A1: LungLBR	DNA Marker Panels	Not ELISA/POC	$2,000	Moderate-High

COMPETITION

Unrivaled in Accuracy, Simplicity, and Cost-Effectiveness

While competitors struggle with invasive procedures and high false-positive rates, Cizzle Bio's CIZ1B Biomarker test offers unparalleled capabilities. Our test delivers early detection with 95% sensitivity – significantly more accurate than current methods, with exceptional ease-of-use and cost-effectiveness.

INVEST NOW



Bill Behnke

CHAIRMAN & CEO

Has raised over $100M in capital and is an expert in business development. Worked with major cancer charities and health insurers, including the Leukemia and Lymphoma Society.



Dr. Ron Greeno

MD, FCCP, MHM
NON-EXECUTIVE DIRECTOR

Founder of Cogent Healthcare, and a recognized leader in physician services. Served as a strategic healthcare policy advisor on Capitol Hill, Medicare, and CMMI.



Mary Jimenez

EXECUTIVE VICE PRESIDENT, BUSINESS DEVELOPMENT

Former executive at Genentech and Caris, specializing in biotech sales. Has led successful business strategies and sales teams in the biotechnology sector.









Detect Early: Save Lives

Problem   Solution   Market   Team   FAQ   Discussion

EXECUTIVE CHAIRMAN

Over 30 years of experience in biotech, leading companies from a to IPO. Former Corporate Marketing Director at Integra Biosciences AG.

FCA

Director of CFO Solutions Ltd., providing financial advisory services. Held senior management roles at PricewaterhouseCoopers, overseeing financial operations for biotech initiatives.

FOUNDER

Cancer biologist and founder of Cizzle Biotechnology. Known for significant contributions to oncology research and the development of cancer screening technologies.

INVEST NOW

GO TO MARKET

Streamlined Product Roadmap to Revenue

1

Clinical and Regulatory

Objective: Complete additional clinical trials where necessary, complete CLIA (Clinical Laboratory Improvement Amendments) certification for LDTs (Laboratory Developed Tests), and secure insurance reimbursement pathways.

2

Launch and Early Adoption

Objective: Begin scaling manufacturing and commercialization efforts through Bio-Techne. Focus on partnerships with hospitals and research institutions for early adoption.

3

Scaling and Market Capture

Objective: Achieve target SOM market penetration in the U.S., supported by strong data and partnerships. Expand diagnostic portfolio to include early detection tests for pancreatic, colon, esophageal cancers, and Alzheimer's.

FAQ

HOW MUCH CAN I INVEST?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

HOW DO I CALCULATE MY NET WORTH?

WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY CROWDFUNDING INVESTMENT?



We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

WHO CAN INVEST IN A REGULATION CF OFFERING?



Individuals over 18 years of age can invest.

WHAT DO I NEED TO KNOW ABOUT EARLY-STAGE INVESTING? ARE THESE INVESTMENTS RISKY?

There will always be some risk involved when investing in a private business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why private businesses should only be part of a more balanced, overall investment portfolio.

CAN I SELL MY UNITS?



Units/shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those units/shares can be sold under certain conditions.

Exceptions to limitations on selling units/shares during the one-year lockup period:

- In the event of death, divorce, or similar circumstance, units/shares can be transferred to the following parties if they are willing:
  - The company that issued the securities
  - An accredited investor
  - A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, in-law, including adoptive relationships)

WHAT HAPPENS IF A COMPANY DOES NOT REACH THEIR FUNDING TARGET?



If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING?



All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

WHAT IF I CHANGE MY MIND ABOUT INVESTING?



You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com.

HOW CAN I KEEP UP WITH HOW THE COMPANY IS DOING?



At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with audited financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

WHAT RELATIONSHIP DOES THE COMPANY HAVE WITH DEALMAKER SECURITIES?



Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

WHAT IS THE MINIMUM INVESTMENT AMOUNT?

The minimum investment amount for retail investors through our Reg CF offering is $1,000.16.


Q&A

We were unable to load Disqus. If you are a moderator please see our troubleshooting guide.



Privacy Policy - Terms of Service

EXHIBIT C
Subscription Agreement
(Attached)

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 5(f). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Cizzle Bio CF Investors SPV, LLC
        c/o Cizzle Bio, Inc.
        2040 Babcock Road, Suite 201
        San Antonio, Texas 78229

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase Security Interests (the "**Securities**"), of Cizzle Bio CF Investors SPV, LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Class B Non-Voting Common Stock to be acquired from Cizzle Bio, Inc., a Texas corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Class B Non-Voting Common Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Amended and Restated Limited Liability Company Operating Agreement (the "**Operating Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement;

        (ii) Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancelation right;

        (iii) Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv) Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even through the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.70, which includes a 3.5% Investor Fee on each investment in the Offering (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 15, 2025 (the "**Termination Date**"). Providing that subscriptions for $10,000.05 worth of Securities are received, which also includes a 3.5% Investor Fee on each transaction (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to Operating Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the Operating Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of

each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Texas. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial Statements. Complete copies of the Crowdfunding Issuer's financial statements consisting of the audited balance sheet of the Crowdfunding Issuer as at July 31, 2024 and the related statements of operations, changes in member's deficit and cash flows from inception until July 31, 2024 (the "**Financial Statements**") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Crowdfunding Issuer and fairly present the financial condition of the Crowdfunding Issuer as of the respective dates they were prepared and the results of the operations and cash flows of the Crowdfunding Issuer for the periods indicated. SetApart Accountancy Corp., who has audited the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC. Additionally, the Company has had audited inception financials (the "**Inception Company Financial Statements**") audited by SetApart Accountancy Corp., an independent accounting firm within the rules and regulations adopted by the SEC. The Inception Company Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber is a natural person.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC;

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(v) Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

(iii)   Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "IPO") or any merger with or into a special purpose acquisition vehicle ("SPAC"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF CIZZLE BIO, INC. ("CIZZLE BIO"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN CIZZLE BIO AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT CIZZLE BIOS' PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Class B Non-Voting Common Stock or any securities which may be converted into the Crowdfunding Issuer's Class B Non-Voting Common Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in Section 5 and the undertaking set out in Section 7(a) of this Agreement and:

(i) there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii) such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   Applicable Law; Jurisdiction & Venue. All questions concerning the construction, validity and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal laws of the State of Delaware without the application of conflicts of law principals. The parties (a) hereby irrevocably and unconditionally submit to the

jurisdiction of the Delaware Court of Chancery and to the jurisdiction of the United States District Court for the District of Delaware for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the above-named courts, except as provided for in Section 10, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

9.   WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SHARES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

10.   Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation in San Antonio, Texas. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures in the City of San Antonio, State of Texas. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

11.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9):

            If to the Company, to:

Cizzle Bio CF Investors SPV, LLC
c/o Cizzle Bio, Inc.
2040 Babcock Road, Suite 201
San Antonio, Texas 78229

If to the Crowdfunding Issuer, to:

Cizzle Bio, Inc.
2040 Babcock Road, Suite 201
San Antonio, Texas 78229

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

12.   Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Cizzle Bio CF Investors SPV, LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class B Non-Voting Common Stock of Cizzle Bio CF Investors SPV, LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Class B Non-Voting Common Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: / If the Subscriber is not an individual:
	☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant
	☐ Tenants in Common
	☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held:
	Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber:
	Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
	EIN of account:
(Telephone Number)	
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Cizzle Bio CF Investors SPV, LLC

By:

Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: Cizzle Bio CF Investors SPV, LLC (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class B Non-Voting Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                       By:

                                                       (Signature)

                                                       Name:

                                                       (If signing on behalf of entity)

                                                       Title:

                                                       (If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for <u>Individual</u> Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Class B Non-Voting Common Stock	Issuer: Cizzle Bio CF Investors SPV, LLC (the "Issuer")
Purchased from: The Issuer	

Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	
2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	
4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	

Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment

For more information about this investment / the Issuer:

Company Name: **Cizzle Bio CF Investors SPV, LLC**
Address: , , ,
Contact:
Email:
Telephone:

For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                                   (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Cizzle Bio CF Investors SPV, LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                  By:

                                                  (Signature)

                                                  Name:

                                                  (If signing on behalf of entity)

                                                  Title:

                                                  (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

     (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Cizzle Bio CF Investors SPV, LLC's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Cizzle Bio CF Investors SPV, LLC's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT D
Certificate of Amendment of Certificate of Formation and Certificate of Formation
(Attached)

Form 201

Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
FAX: 512/463-5709

Filing Fee: $300



**Certificate of Formation
For-Profit Corporation**

**Filed in the Office of the
Secretary of State of Texas
Filing #: 805434362 02/23/2024
Document #: 1335796590004
Image Generated Electronically
for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a for-profit corporation. The name of the entity is:

Cizzle Bio Inc.

The name must contain the word "corporation," "company," "incorporated," "limited," or an abbreviation of one of these terms. The name must not be the same as, deceptively similar to or similar to that of an existing corporate, limited liability company, or limited partnership name on file with the secretary of state. A preliminary check for "name availability" is recommended.

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be corporation named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
William   Behnke

C. The business address of the registered agent and the registered office address is:

Street Address:
1 Charterwood   San Antonio TX 78248

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Directors

The number of directors constituting the initial board of directors and the names and addresses of the person or persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are set forth below:

Director 1: **William   Behnke**

Address: **1 Charterwood   San Antonio TX, USA 78248**

Article 4 - Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares, or a statement that such shares are without par value, is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
250000000	☐ A. has a par value of $ ☑ B. without par value.	**Common**	
50000000	☐ A. has a par value of $ ☑ B. without par value.	**Preferred**	

If the shares are to be divided into classes, you must set forth the designation of each class, the number of shares of each class, and the par value (or statement of no par value), of each class. If shares of a class are to be issued in series, you must provide the designation of each series. The preferences, limitations, and relative rights of each class or series must be stated in space provided for supplemental information.

Article 5 - Purpose

The purpose for which the corporation is organized is for the transaction of any and all lawful business for which corporations may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

250,000,000 Common shares
50,000,000 Preferred shares

[The attached addendum, if any, is incorporated herein by reference.]

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:
1 Charterwood
San Antonio, TX 78248
USA

Organizer

The name and address of the organizer is set forth below.
William Behnke   1 Charterwood, San Antonio, TX 78248

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

William Behnke

Signature of organizer

FILING OFFICE COPY

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697



Jane Nelson
Secretary of State

Office of the Secretary of State

October 08, 2024

Attn: HARVARD BUSINESS SERVICES INC

Harvard Business Services, Inc.
16192 Coastal Highway
Lewes, DE 19958 USA

RE: Cizzle Bio Inc.
File Number: 805434362

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555   Fax: (512) 463-5709   Dial: 7-1-1 for Relay Services
Prepared by: Annie Cooper   TID: 10323   Document: 1410819240002



Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Cizzle Bio Inc.
805434362

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 10/07/2024

Effective: 10/07/2024



Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/
Phone: (512) 463-5555 Fax: (512) 463-5709 Dial: 7-1-1 for Relay Services
Prepared by: Annie Cooper TID: 10303 Document: 1410819240002

Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions



This space reserved for office use.

Certificate of Amendment

Entity Information

The name of the filing entity is:

Cizzle Bio Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- ☑ For-profit Corporation
- ☐ Nonprofit Corporation
- ☐ Cooperative Association
- ☐ Limited Liability Company

- ☐ Professional Corporation
- ☐ Professional Limited Liability Company
- ☐ Professional Association
- ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 805434362

The date of formation of the entity is: February 23, 2024

Amendments

1. Amended Name
(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:


Registered Agent
(Complete either A or B, but not both. Also complete C.)


☐ **A.** The registered agent is an organization (cannot be entity named above) by the name of:

_____

OR

☐ **B.** The registered agent is an individual resident of the state whose name is:

_____

| *First Name* | *M.I.* | *Last Name* | *Suffix* |

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

TX
_____

| *Street Address (No P.O. Box)* | *City* | *State* | *Zip Code* |


3. Other Added, Altered, or Deleted Provisions


Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:
See Attached Addendum, which is incorporated herein by reference.

☐ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

☑ **Delete** each of the provisions identified below from the certificate of formation.

1. Article 4- Authorized Shares (to be replaced by the language in the Add section above)
2. Supplemental Provisions/Information (to be replaced by the language in the Add section above)


Statement of Approval


The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: October 1, 2024

By:

DocuSigned by:
William Behnke
F3B3E0724CC3477...

Signature of authorized person

William Behnke

Printed or typed name of authorized person (see instructions)

<u>**Addendum to Texas Form 424- Cizzle Bio Inc.**</u>

3. Other Added, Altered or Deleted Provisions

☑ Add each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

The following provisions replace in entirety prior provisions in the certificate of formation:

Article 4 – Authorized Shares

The total number of shares the corporation is authorized to issue and the par value of each of such shares is set forth below.

Number of Shares	Par Value (must choose and complete either A or B)	Class	Series
250,000,000	☐ A. has a par value of $0.00001 per share ☑ B. without par value	Common Stock	Class A Voting Common Stock
100,000,000	☐ A. has a par value of $0.00001 per share ☑ B. without par value	Common Stock	Class B Non-Voting Common Stock
50,000,000	☐ A. has a par value of $0.00001 per share ☑ B. without par value	Preferred Stock	

Supplemental Provisions/Information

Class A Voting Common Stock provide for one vote per share.

Class B Non-Voting Common Stock do not provide for voting rights.

Except with respect to voting rights, the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical.

Upon the filing and effectiveness, pursuant to the Texas Business Organizations Code, of this Certificate of Amendment, each share of the Corporation's Common Stock outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be converted into one (1) share of Class A Voting Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("**Old Certificates**"), shall thereafter represent that number of shares of Class A Voting Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been converted.

EXHIBIT E
By-Laws
(Attached)

BYLAWS

OF

CIZZLE BIO INC.,

a Texas Corporation

ARTICLE I

Stockholders

Section 1.1. Annual Meetings. An annual meeting of stockholders of Cizzle Bio Inc. (the "Corporation") shall be held for the election of directors on a date and at a time and place either within or without the state of Texas fixed by resolution of the Board of Directors. Any other proper business may be transacted at the annual meeting.

Section 1.2. Special Meetings. Special meetings of the stockholders may be called at any time by the Board of Directors, the Chairman of the Board of Directors or the holders of shares entitled to cast not less than ten percent of the votes at the meeting, such meeting to be held on a date and at a time and place either within or without the state of Texas as may be stated in the notice of the meeting. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice.

Section 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote thereat. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Such notice shall state the place, date and hour of the meeting, and in the case of a special meeting, the general purpose for which the meeting is called.

Section 1.4. Adjournments. Any meeting of stockholders may be adjourned from time to time, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5. Quorum. At each meeting of stockholders, except where otherwise provided by law or the certificate of incorporation or these bylaws, the holders of a majority of the outstanding shares of stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the stockholders. In the absence of a quorum, any meeting of stockholders may be adjourned from time to time by the vote of a majority of the shares represented either in person or by proxy until a quorum is present or represented. Shares of its own capital stock belonging to the Corporation or to another Corporation where the majority of the voting power is held by the Corporation shall nether be entitled to vote nor counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if any, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in the absence of the Vice Chairman of the Board of Directors by the President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary, an Assistant Secretary, shall act as secretary of the meeting, or in their absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7. Voting. Unless otherwise provided in the certificate of incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share held by such stockholder which has voting power upon the matter in questions. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. In all other matters, unless otherwise provided by law or by the certificate of incorporation or these bylaws, the affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the stockholders. Where a separate vote by class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy shall be the act of such class or classes, except as otherwise provided by law or by the certificate of incorporation or these bylaws.

Section 1.8. Stockholder's Proxies. Every person entitled to vote or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act by proxy with respect to such shares. No proxy shall be voted or acted on after three years from its date, unless the proxy provides for a longer period. Every proxy continues in full force and effect until revoked by the person executing it. Such revocation may be effected by a writing delivered to the Corporation stating that the proxy is revoked or by a subsequent proxy executed by the person executing the prior proxy and presented to the meeting, or as to any meeting by attendance at such meeting and voting in person by the person executing the proxy.

Section 1.9. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of any meeting, the Board of Directors may fix a record date, which shall not be more than sixty nor less than ten days prior to the date of such meeting, nor shall the record date precede the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to consent to corporate action without a meeting, the Board of Directors may fix a record date, which shall not precede, or be more than 10 days after, the date upon which the resolution fixing the record date is adopted by the Board of Directors. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty days prior to such action.

If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; if prior action by the Board of Directors is required, then the record date shall be the close of business on the date the Board of Directors adopts the resolution taking such prior action, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, unless the Board of Directors sets a new record date.

Section 1.10. Consent of Stockholders in Lieu of Meeting. Except as otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and shall be delivered to the Corporation. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective unless, within 60 days of the earliest consent, written consents signed by a sufficient number of holders have been delivered to the Corporation.

Unless all stockholders entitled to vote consent in writing, prompt notice of any stockholder approval without a meeting shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that sufficient consents were delivered to the Corporation.

ARTICLE II

Board of Directors

Section 2.1. Powers; Number; Qualifications. The business and affairs of the Corporation shall be managed by, and all corporate powers shall be exercised by or under, the direction of the Board of Directors, except as otherwise provided by laws or in the certificate of incorporation. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by the Board of Directors.

Section 2.2. Election; Term of Office; Resignation; Removal; Vacancies. Each director shall hold office until a successor has been elected and qualified or until his or her earlier resignation or removal. Any director may resign effective upon giving written notice to the Chairman of the Board of Directors, the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Any or all of the directors may be removed, with or without cause if such removal is approved by a majority of the outstanding voting shares then entitled to vote on the election of directors. Unless otherwise provided in the certificate of incorporation or in these bylaws, vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

Section 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such places within or without the state of Texas and at such times as the Board of Directors may from time to time determine, and if so determined notice thereof need not be given.

Section 2.4. Special Meetings; Notice of Meetings; Waiver of Notice. Special meetings of the Board of Directors may be held at any time or place within or without the state of Texas whenever called by the Chairman of the Board of Directors, by the Vice Chairman of the Board of Directors, if any, or by any two directors. Reasonable notice shall be given by the person or persons calling the meeting unless a director signs a waiver of notice or a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the meeting or at its commencement.

Section 2.5. Participation in Meetings by Conference Telephone Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or of such committee, as the case may be, through the use of conference telephone or similar communications equipment by means of which all members participating in such meeting can hear one another, and participation in a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 2.6. Quorum; Adjournment; Vote Required for Action. At all meetings of the Board of Directors a majority of the authorized number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors unless the certificate of incorporation or these bylaws shall require a vote of a greater number.

Section 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board of Directors, or in the absence of the Chairman of the Board of Directors by the Vice Chairman of the Board of Directors, if any, or in their absence by a chairman chosen at the meeting. The Secretary, or in the absence of the Secretary an Assistant Secretary, shall act as secretary of the meeting, but in the absence of the Secretary and any Assistant Secretary the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8. Action by Directors Without a Meeting. Any action required or permitted to be taken by the Board of Directors, or any committee thereof, may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent in writing to such action and such consent is filed with the minutes of the proceedings of the Board of Directors.

Section 2.9. Compensation of Directors. The Board of Directors shall have the authority to fix the compensation of directors for services in any capacity.

ARTICLE III

Committees

Section 3.1. Committees of Directors. The Board of Directors may designate one or more committees, each consisting of one or more directors. Any committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors, except that no such committee shall have power or authority with respect to the following matters:

> a) Approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Texas Business Organizations Code to be submitted to the stockholders for approval; or

> b) The amendment or repeal of the bylaws, or the adoption of new bylaws.

Section 3.2. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may adopt, amend and repeal rules for the conduct of its business. In the absence of a provision by the Board of Directors or a provision in the rules of such committee to the contrary, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1. Officers; Election. As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and if it so determines, elect from among its members a Chairman of the Board of Directors and a Vice Chairman of the Board of Directors. The Board of Directors may also elect one or more Vice Presidents, one or more Assistant Secretaries, and such other officers as the Board of Directors may deem desirable or appropriate and may give any of them such further designations or alternate titles, as it considers desirable.

Section 4.2. Term of Office; Resignation; Removal; Vacancies. Except as otherwise provided in the resolution of the Board of Directors electing any officer, each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any officer may resign at any time upon written notice to the Board of Directors or to the Chairman of the Board of Directors or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board of Directors may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election of an officer shall not of itself create contractual rights. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled by the Board of Directors at any regular or special meeting.

Section 4.3. Powers and Duties. The officers of the Corporation shall have such powers and duties in the management of the Corporation as shall be stated in these bylaws or in a resolution of the Board of Directors which is not inconsistent with these bylaws and, to the extent not so stated, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

ARTICLE V

Forms of Certificates; Loss and Transfer of Shares

Section 5.1. Forms of Certificates. Every holder of shares in the Corporation shall be entitled to have a certificate signed in the name of the Corporation by (1) the President, any Vice President, Chairman of the Board of Directors or Vice Chairman, and (2) by the Chief Financial Officer, Treasurer, Assistant Treasurer, Secretary or Assistant Secretary. Each certificate shall state the number of shares and the class or series of shares owned by such stockholder. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of each class or series shall be set forth in full or summarized on the face or back of the certificate representing such class or series of stock, provided that in lieu of the foregoing, there may be set forth on the back or face of the certificate a statement that the Corporation will furnish without charge to each stockholder who requests the powers, designations, preferences, relative or other special rights, qualifications, restrictions and limitations of such class or series.

Section 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new share certificate or a new certificate for any other security in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner's legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it (including any expense or liability) on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Records

Section 6.1. Records. The Corporation shall keep a stock ledger, a list of stockholders and other books and records as may be required to run the Corporation. The Secretary shall have the duty to record the proceedings of the meetings of the stockholders, the Board of Directors and any committees in a book to be kept for that purpose.

Section 6.2. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, computer discs, magnetic tape, photographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

ARTICLE VII

Miscellaneous

Section 7.1. Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 7.2. Seal. The Corporation may have a corporate seal which shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors. The corporate seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

Section 7.3. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Whenever notice is required to be given by law or under any provision of the certificate of incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent of notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice unless required in the certificate of incorporation or these bylaws.

Section 7.4. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or between the Corporation and any other Corporation, firm or association in which one or more of its directors are directors, or have a financial interest, shall be void or voidable solely for this reason, or solely because such director or directors are present at the meeting of the Board of Directors or committee thereof which authorizes, approves or ratifies the contract or transaction, or solely because his or her or their votes are counted for such purpose, if: (1) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee authorizes, approves or ratifies the contract or transaction in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his or her relationship or interest and as to the contract or transaction are fully disclosed or are known to the stockholders and such contract or transaction is specifically approved by the stockholders in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 7.5. Indemnification. The Corporation shall have the power to indemnify to the full extent permitted by law any person made or threatened to be made a party to any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or such person's testator or instate is or was a director, officer or employee of the Corporation serves or served at the request of the Corporation as a director, officer, employee or agent of another enterprise. Expenses, including attorneys' fees, incurred by any such person in defending against such action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding by the Corporation upon receipt by it of an undertaking of such person to repay such expenses if it shall be ultimately determined that such person is not entitled to be indemnified by the Corporation. For purposes of this Section, the term "Corporation" shall include any predecessor of the Corporation and any constituent Corporation absorbed by the Corporation in consolidation or merger; the term "other enterprise" shall include any corporation, partnership, joint venture, trust or employee benefit plan; service "at the request of the Corporation" shall include services as a director, officer or employee of the Corporation which imposes duties on, or involves services by, such director, officer or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonable believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

Section 7.6. Amendment of Bylaws. These bylaws may be amended or repealed, and new bylaws adopted, by the Board of Directors. The stockholders entitled to vote, however, retain the right to adopt additional bylaws and may amend or repeal any bylaw whether or not adopted by them.

[Remainder Intentionally Left Blank.]

ADOPTION OF BYLAWS BY SOLE INCORPORATOR

OF

CIZZLE BIO INC.

      The undersigned, as sole incorporator of Cizzle Bio Inc., a Texas corporation (the "Corporation"), hereby adopts the attached bylaws as the bylaws of the Corporation.

      Executed as of February 24, 2024.

DocuSigned by:

William Behnke

F3B3E0724CC3477...

_____

William Behnke, Incorporator

CERTIFICATE BY SECRETARY OF ADOPTION

OF BYLAWS BY SOLE INCORPORATOR OF CIZZLE BIO INC.

The undersigned, William Behnke, as Secretary of Cizzle Bio Inc., a Texas corporation (the "Corporation"), hereby certifies the attached document is a true and complete copy of the bylaws of the Corporation and that such bylaws were duly adopted by the person appointed in the Certificate of Formation For-Profit Corporation to act as the sole incorporator of the Corporation on the date set forth below.

IN WITNESS WHEREOF, the undersigned has executed this certificate as of February 24, 2024.

DocuSigned by:

William Behnke

William Behnke
Secretary

EXHIBIT F
Stockholders Agreement and Form of Joinder Agreement

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (this "**Agreement**") is made and entered into effective as of the 24th day of February, 2024, by and among the stockholders listed on Exhibit A, attached hereto and made a part hereof, and Cizzle Bio Inc., a Texas corporation (the "**Company**").

WHEREAS, the parties hereto have determined that it is in the best interests of the Company and the Stockholders (defined herein) that the parties set forth their mutual agreements with respect to certain matters relating to the Company, including the transfer and voting of the shares of the Company's capital stock that are presently or hereafter owned and held by the Stockholders or a Permitted Transferee, as the case may be, all as set forth in greater detail below.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

SECTION 1.1   Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

"**Affiliate**" means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such first-named Person. For the purposes of this definition, "control" of a Person (including with correlative meanings, the terms "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise. Without limitation of the foregoing, in the case of any Stockholder, an "Affiliate" of such Stockholder shall include, (i) such Stockholder's spouse and descendants (whether natural or adopted), (ii) any trust exclusively for the benefit of such Stockholder and/or such Stockholder's spouse and/or descendants (whether natural or adopted), (iii) such Stockholder's estate and/or decedent's representative and (iv) any Person with respect to which at least a majority of such Person's voting equity interests are owned by such Stockholder, such Stockholder's spouse and/or such Stockholder's descendants (whether natural or adopted).

"**Board**" means the Board of Directors of the Company.

"**By-Laws**" means the Company's By-Laws, as the same may hereafter be amended in accordance with applicable law and the terms thereof and hereof.

"**Certificate of Formation**" means the Company's Certificate of Formation, as the same may hereafter be amended in accordance with applicable law and the terms thereof and hereof.

2

"**Commission**" means the United States Securities and Exchange Commission.

"**Common Stock**" means the Company's common stock, no par value per share.

"**Competitor**" means any Person (other than the Company) that, directly or indirectly, is engaged in the business of selling, manufacturing or producing cancer screening products or tests in the United States or in any foreign jurisdiction in which the Company conducts or intends to conduct business, that is the same or similar to the Company's products.

"**Co-Sale Notice**" has the meaning set forth in Section 2.3(b) of this Agreement.

"**Co-Sale Shares**" means the shares of Common Stock proposed to be Transferred to a Third Party subject to Section 2.3(a) of this Agreement.

"**Co-Seller**" has the meaning set forth in Section 2.3(c) of this Agreement.

"**Election Notice**" has the meaning set forth in Section 2.3(c) of this Agreement.

"**Disqualification Event**" has the meaning set forth in Section 3.6 of this Agreement.

"**Disqualified Designee**" has the meaning set forth in Section 3.6 of this Agreement.

"**Fully-Diluted Basis**" gives effect, without duplication, to (i) all shares of Common Stock outstanding at the time of determination plus (ii) all shares of Common Stock issuable upon conversion of any convertible securities of the Company or upon the exercise of any option, warrant or similar right (whether or not presently exercisable) to acquire shares of Common Stock, as if such convertible securities had been so converted or such option, warrant or similar right had been so exercised.

"**Notice of Sale**" has the meaning set forth in Section 2.2(a) of this Agreement.

"**Permitted Transferee**" means with respect to any Stockholder (i) any Affiliate of such Stockholder, (ii) any other Stockholder, or (iii) the Company. For the sake of clarity, a transfer by operation of law or other involuntary transfer (including transfers by divorce or intestate transfer upon death, but excluding transfer upon death by will (to any transferee)), would not be deemed a Permitted Transferee and would be subject to the provisions set forth in Section 2.5 of this Agreement.

"**Person**" means any individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"**Purchase Offeror**" has the meaning set forth in Section 2.3(b) of this Agreement.

"**Sale Agreement**" has the meaning set forth in Section 2.3(d) of this Agreement.

"**Securities Act**" means the Securities Act of 1933, as amended, including the rules and regulations of the Commission promulgated thereunder.

"**Seller**" has the meaning set forth in Section 2.3(b) of this Agreement.

"**Selling Stockholder**" has the meaning set forth in Section 2.2(a) of this Agreement.

"**Shares**" means, collectively, the shares of capital stock of the Company now or hereafter issued and outstanding, including without limitation the shares of Common Stock currently issued and outstanding and held by the Stockholders, and any other shares of capital stock of the Company that may be issuable upon conversion or exercise of any option, warrant or other convertible security granted or issued by the Company, whether outstanding as of the date of this Agreement or granted or issued thereafter.

"**Stockholders**" means each of the stockholders listed on Exhibit A, attached hereto and made a part hereof, and any other Person that becomes a party to this Agreement pursuant to the terms of this Agreement. Without limitation of the foregoing, the term "Stockholder", when used with reference to particular Shares, shall mean a legal or beneficial owner of such Shares and includes, without limitation, the legal representative of an owner who is a deceased or incompetent natural person.

"**Subsidiary**" means, with respect to the Company, (i) any corporation more than 50% of whose capital stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation is at the time owned by the Company and/or one or more Subsidiaries of the Company and (ii) any partnership, limited liability company, association, joint venture or other entity, including a corporation (a) in which the Company and/or one or more Subsidiaries of the Company has more than a 50% equity interest at the time or (b) as to which the Company and/or one or more of its Subsidiaries has the power to direct or cause the direction of the management and policies of such entity by contract or otherwise.

"**Tag-Along Shares**" has the meaning set forth in Section 2.3(c) of this Agreement.

"**Third Party**" has the meaning set forth in Section 2.2(a) of this Agreement.

"**Third Party Offer**" has the meaning set forth in Section 2.2(a) of this Agreement.

"**Transfer**" (including with correlative meanings the terms "Transferred", "Transferee" and "Transferor") means any transfer, sale, assignment, pledge, encumbrance or other disposition of Shares, or any portion of the ownership interest therein, irrespective of whether any of the foregoing are effected voluntarily or involuntarily, by operation of law or otherwise, or whether inter vivos or upon death.

ARTICLE 2

TRANSFERS OF STOCK

SECTION 2.1   <u>General Restrictions</u>.

(a)   No Stockholder shall Transfer or otherwise dispose of any Shares at any time, unless such Transfer complies with Section 2.1(b) of this Agreement, a Stockholder's Restricted Stock Purchase Agreement, if applicable, or such Stockholder has obtained the prior unanimous written consent of the Board, in which case such Transfer shall be required to comply with any other provision of Article 2 of this Agreement that is expressly applicable to such Stockholder's Transfer.

(b)   Except as otherwise provided in Article 2 of this Agreement, each Stockholder may Transfer all, or any part of, or interest in, the Shares held by it at any time to a Permitted Transferee of such Stockholder; provided that such Transfer otherwise is made in accordance with the registration requirements of the Securities Act or pursuant to any exemption from registration under the Securities Act and any applicable state securities laws. No Transfer to a Permitted Transferee shall be made pursuant to the immediately preceding sentence unless the Permitted Transferee (except in any instance in which such Permitted Transferee is the Company) shall have executed and delivered to the Company, as a condition to its acquisition of such Shares, an instrument in form and substance reasonably satisfactory to the Company confirming that such Permitted Transferee takes such Shares, or interest therein, subject to, and agrees to be bound by, all the terms, conditions and obligations of this Agreement. Notwithstanding the foregoing provisions of this Section 2.1(b), the restrictions imposed by this Section 2.1 upon the transferability of any Shares shall terminate when such Shares have been registered under the Securities Act and sold by the holder thereof in accordance with such registration. In connection with the termination of restrictions on transferability of Shares provided for hereunder, the holder of a certificate representing such Shares as to which such restrictions shall have terminated shall be entitled to receive from the Company, without expense to such holder, one or more new certificates for such Shares not bearing the restrictive legend set forth in Section 2.5.

(c)   The rights granted to each Stockholder under this Article 2 shall inure to the benefit of any of its respective Permitted Transferees as though such Permitted Transferee were an original Stockholder party to this Agreement; <u>provided</u>, <u>however</u>, that such Permitted Transferee shall be required to comply with all applicable provisions of this Article 2 to the same extent as the transferor Stockholder.

(d)   Notwithstanding anything to the contrary in this Article 2, no Stockholder shall, without the prior unanimous written consent of the Board, Transfer any Shares, directly or indirectly, to a Competitor even if such Competitor is otherwise a Permitted Transferee.

SECTION 2.2 Right of First Refusal.

(a)   Except as otherwise provided in Article 2 of this Agreement, if a Stockholder or a Permitted Transferee of a Stockholder desires to Transfer all or any portion of his, her or its Shares other than to a Permitted Transferee and such Stockholder, or Permitted Transferee, is otherwise permitted to make a Transfer pursuant to the terms and conditions of this Agreement, such Stockholder or Permitted Transferee (the "**Selling Stockholder**") shall first be required to obtain a bona fide, non-collusive, binding written offer (a "**Third Party Offer**"), subject only to customary closing conditions with respect to the proposed transfer from the proposed transferee (a "**Third Party**") which the Selling Stockholder desires to accept. The Third Party Offer shall contain a description of all of the consideration (which shall be expensed in cash or a cash equivalent), material terms and conditions for the proposed Transfer. The Selling Stockholder shall send a notice (the "**Notice of Sale**") containing a copy of the Third Party Offer (which shall include the identity of the Third Party) to the Company and to the other Stockholder(s), together with a written offer to sell the offered Shares first, to the Company and second, to the other Stockholder(s), pro rata based on their relative percentage ownership interests, at the price and on the terms and conditions specified in the Third Party Offer, and otherwise in accordance with the procedures set forth in this Agreement.

(b)   The Company shall have the right of first refusal to purchase any or all of the available stock described in the Notice of Sale in accordance with the terms set forth therein, which right to purchase shall be exercised by the Company, if at all, within thirty (30) days following the receipt of the Notice of Sale. If the other Stockholder(s) unanimously desire to cause the Company to accept such offer, the Selling Stockholder shall take any and all steps necessary, in conjunction with the other Stockholders, to effectuate such an acceptance by the Company.

(c)   In the event that the Company does not accept the offer of a Selling Stockholder as contemplated in the preceding Section 2.2(b), or in the event the Company accepts such an offer only with regard to less than all of the Selling Stockholder's available stock described in the Notice of Sale, the Selling Stockholder shall thereupon offer to sell all or the remaining balance of his or her available stock, as the case may be, to the other Stockholder(s) of the Company. Each such other Stockholder shall have the right to purchase a proportion of such stock equal to the ratio of the number of Shares owned by him or her to the total number of Shares owned by all the Stockholders excluding the Selling Stockholder. If a Stockholder is unwilling or unable to buy the proportion of available stock allotted to him or her, any other Stockholders shall have the right to buy the balance in a similar ratio. The stock shall be offered to the other Stockholders at a price and upon terms identical to those set forth in the Notice of Sale. The right of the other Stockholders to purchase such stock shall be exercised, if at all, within seven (7) days of the expiration of the thirty-day period referred to in Section 2.2(b) of this Agreement. If, upon the expiration of such seven (7) day period, some but not all of the other Stockholder(s) have elected to purchase their pro rata shares of the offered Shares, such electing Stockholders shall have an additional seven (7) days to elect to acquire, based on their relative percentage interests or on such other basis as the remaining Stockholders may agree, any remaining offered Shares, if any.

(d)　　In the event the Company and/or the other Stockholder(s) elect to purchase all (but not less than all of the offered Shares pursuant to Sections 2.2(b) and 2.2(c) hereof, the closing of the sale of the offered Shares to the Company and the other Stockholder(s), as the case may be, shall be held at the offices of the Company on the tenth day after the expiration of the last of the applicable offer election periods described under Section 2.2(b) or Section 2.2(c), as the case may be. Contemporaneously with such closing, the Selling Stockholder shall transfer the offered Shares against receipt from the Company or the other Stockholder(s), as the case may be, of the purchase price and on the terms and conditions specified in the Third Party Offer.

(e)　　Notwithstanding the provisions of this Section 2.2, if (a) the Company and/or the other Stockholder(s) collectively have not elected to purchase all of the offered Shares within the applicable elections period or (b) the closing of the sale of all of the offered Shares to the Company and the other Stockholder(s) has not been completed by the scheduled closing date, the Selling Stockholder shall have the right for a period of ninety (90) days after (i) the expiration of the last of the applicable offer election periods described under Section 2.2(b) or Section 2.2(c), as the case may be, or (ii) the last date for closing of such sale under Section 2.2(c) hereof, as applicable, to sell all but not less than all of the offered Shares but only to the Third Party for a price and on terms not more favorable to the Third Party than those set forth in the Third Party Offer.

(f)　　If the Selling Stockholder determines not to sell Shares to the Third Party or is unable to complete the sale of such Shares to the Third Party, as described in the corresponding Notice of Sale, within ninety (90) days after the expiration of the last of the applicable offer election periods described under Section 2.2(b) or Section 2.2(c), as the case may be, such Shares shall not thereafter be sold by the Selling Stockholder unless they are first reoffered to the Company and the other Stockholders in the manner required under this Section 2.2. Shares purchased by a Third Party, shall in all respects be subject to the terms and conditions of this Agreement; such Third Party shall become a Stockholder and shall in all respects be subject to this Agreement, and the Shares shall not thereafter be sold or otherwise disposed of by the Third Party Stockholder except as provided under the terms of this Agreement.

(g)　　The Stockholders shall take all steps, including reducing the stated capital of the Company, necessary to provide a lawful surplus of corporate funds, pursuant to Texas Business Organizations Code, for the purchase by the Company of its own stock in the event the Company purchases its own stock in accordance with this Agreement. Notwithstanding the foregoing, this Section 2.2(g) shall not be construed to require any Stockholder to make an additional capital contribution in order to permit the Company to effect a purchase of its own stock hereunder. Any Shares purchased by the Company pursuant to this Agreement may be held as treasury stock and be subject to reissuance.

SECTION 2.3　Tag-Along Rights.

(a)　　In addition to the other applicable provisions of this Article 2, no Stockholder shall Transfer any Shares (or any interest therein) in one transaction or a series of related transactions to a Third Party unless (i) such Transfer is made in accordance with Sections

2.3(b) through 2.3(f) of this Agreement, or (ii) such Transfer is made to a Permitted Transferee of such Stockholder in accordance with Section 2.1(b). Such shares of capital stock being Transferred pursuant to this Section 2.3(a) are hereinafter referred to as "**Co-Sale Shares**."

(b)   A Stockholder or a Permitted Transferee of a Stockholder (the "**Seller**") making a Transfer of Co-Sale Shares to a Third Party shall deliver a written notice (the "**Co-Sale Notice**") to the Company and each other Stockholder prior to making any such Transfer of Co-Sale Shares. The Co-Sale Notice will contain a copy of the definitive documentation pursuant to which the Co-Sale Shares will be Transferred and will state (i) the Seller's bona fide intention to Transfer, (ii) the name and address of the prospective transferee (the "**Purchase Offeror**"), (iii) the number of Co-Sale Shares to be Transferred, (iv) the expected closing date of the transaction, and (v) confirmation that the Purchase Offeror has been informed of the provisions of this Section 2.3 and has agreed to purchase any and all Shares proposed to be sold in accordance with the terms of this Section 2.3.

(c)   Any Stockholder may elect to participate in the Transfer contemplated by Section 2.3(b) above by delivering a written notice (an "**Election Notice**") to the Seller and the Company within ten (10) days after the expiration or waiver of the 30-day right of first refusal period set forth in Section 2.2(b) hereof, and each such Stockholder (each a "**Co-Seller**") may elect to Transfer in such contemplated Transfer up to that number of shares of Common Stock (referred to herein as "**Tag-Along Shares**") that is equal to the product of (a) the number of Co-Sale Shares proposed to be sold by the Seller multiplied by (b) a fraction, the numerator of which is the total number of shares of Common Stock owned by such Co-Seller and the denominator of which is the total number of shares of Common Stock issued and/or issuable to the Seller and to all Co-Sellers on a Fully-Diluted Basis. The number of Co-Sale Shares the Seller shall be entitled to sell to the Purchase Offeror shall be reduced by the aggregate of all Tag-Along Shares. If any Stockholder fails to deliver an Election Notice by the close of business on the tenth day after receipt of a Co-Sale Notice, such Stockholder shall be deemed to have elected not to participate in the Transfer covered by such Co-Sale Notice.

(d)   Each Co-Seller participating in a Transfer shall deliver to the Purchase Offeror at a closing to be held at the offices of the Company (or such other place as the parties agree), one or more certificates, properly endorsed for Transfer, which represent the number of Tag-Along Shares which the Co-Seller elects to Transfer, and may Transfer, pursuant to this Section 2.3. Such certificates representing the adjusted number of Co-Sale Shares Seller is permitted to Transfer pursuant to Section 2.3(c) shall be transferred by the Seller to the Purchase Offeror simultaneously with the consummation of the Transfer of the Co-Sale Shares pursuant to the terms and conditions specified in the Co-Sale Notice against receipt by the Co-Sellers of the proceeds of the Transfer of their respective Tag-Along Shares. If there is to be an agreement of sale or similar instrument with respect to the proposed Transfer (a "**Sale Agreement**"), the Seller will furnish a copy of the Sale Agreement in its then current form to the Company and each other Stockholder with the Co-Sale Notice. As promptly as practicable after receipt of an Election Notice, if the Sale Agreement has not previously been executed, the Seller shall furnish the Co-Sellers with successive drafts of the Sale Agreement, if any, as available. As a condition to making an Election Notice and being eligible to participate in a Transfer, each Co-Seller shall represent and warrant to the Purchase Offeror with respect to the Tag-Along Shares being disposed of by such Co-Seller that the transferee of the Tag-Along Shares (or interests therein) is receiving good and marketable title to such Tag-Along Shares (or interests therein), free and clear of all pledges, security interests or other liens created by such Co-Seller. Each Co-Seller shall accept a proportionate delegation of any duties of the Seller under any Sale Agreement (including any indemnification obligation); provided, however, that (a) no Co-Seller need accept joint liability with respect to representations, warranties or covenants (including without limitation indemnification obligations) of the Seller or any other Co-Sellers, it being agreed that such Sale Agreement shall provide that the liability of such Co-Seller in connection with the sale shall be several only and shall not in any event exceed such Co-Seller's pro rata share of any liability and (b) each Co-Seller shall be required only to make representations or warranties to, or enter into indemnification or contribution arrangements with, the Purchase Offeror relating to the Sale Agreement which are reasonable in the context of the proposed sale including, without limitation, a representation and warranty with respect to the shares or other equity interests being disposed of by such Co-Seller that the transferee of the shares or other equity interests evidenced thereby is receiving good and marketable title to such shares or other equity interests, free and clear of all pledges, security interests or other liens. The Seller shall use its commercially reasonable efforts to limit the liability of each Co-Seller participating in the sale to the proceeds received by such Co-Seller. To the extent that any prospective transferee or transferees prohibit assignment and delegation of such Sale Agreement or otherwise refuse to purchase any Tag-Along Shares from a Co-Seller, the Seller shall not sell to such prospective transferee or transferees any interest in the Company unless and until, simultaneously with such sale, the Seller shall purchase from such Co-Seller the Tag-Along Shares such Co-Seller would otherwise have been able to sell hereunder for the same consideration and on the same terms and conditions as the proposed transfer described in the Co-Sale Notice.

(e) The exercise or non-exercise of the rights of the Stockholders hereunder to participate in one or more Transfers of Co-Sale Shares made by a Seller shall not adversely affect their rights to participate in subsequent Transfers of Co-Sale Shares by Stockholders (including the Seller) which meet the conditions specified in this Section 2.3.

(f) Any Transfer made pursuant to Section 2.3(a) shall be consummated on the terms set forth in the Co-Sale Notice. The Company shall use reasonable efforts to aid such closing, including, but not limited to, exchanging a Co-Seller's certificates for new certificates in requested denominations.

SECTION 2.4 Restrictive Legend. Unless and until otherwise permitted by Section 2.1, each certificate for Shares issued to each Stockholder, or to any subsequent Permitted Transferee of such certificate, shall be stamped or otherwise imprinted with the following restrictive legend, in addition to any other restrictive legend provided for in the By-Laws:

> "The securities represented by this certificate may not be sold, transferred or otherwise disposed of unless such transfer otherwise complies with that certain Stockholders Agreement, effective as of February 24, 2024, by and among Cizzle Bio Inc. and certain of its stockholders."

SECTION 2.5 Company's Right to Purchase Upon Involuntary Transfer. In the event, at any time after the date of this Agreement, of any transfer by operation of law or other involuntary transfer (including divorce or intestate transfer upon death, but excluding transfer upon death by will (to any transferee) of all or a portion of the Shares by the record holder thereof, the Company shall have the right to purchase any or all of the Shares transferred at the fair market value of the Shares on the date of transfer (as determined in good faith by the Company). Upon such a transfer, the Stockholder shall promptly notify the Secretary of the Company of such transfer. The right to purchase such Shares shall be provided to the Company for a period of 30 days following receipt by the Company of written notice from the Stockholder.

ARTICLE 3

VOTING PROVISIONS

SECTION 3.1 <u>Voting Provisions Regarding the Board</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set at one (1) director.

SECTION 3.2 <u>Board Compositions</u>. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, subject to Section 3.6, that one (1) person designated from time to time by The Behnke Group LLC ("**The Behnke Group**", and the "**The Behnke Group Designee**"), which individual shall initially be William Behnke, shall be elected to the Board.

SECTION 3.3 <u>Failure to Designate a Board Member</u>. In the absence of any designation from The Behnke Group regarding its right to designate the director as specified above, the director previously designated by The Behnke Group as the Behnke Group Designee and then serving shall be reelected if still eligible and willing to serve as provided herein, and otherwise such Board seat shall remain vacant.

SECTION 3.4 <u>Removal of Board Members</u>. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   no director elected pursuant to Section 3.2 of this Agreement may be removed from office unless (i) such removal is directed or approved by the affirmative vote of The Behnke Group as the person entitled under Section 3.2 to designate the director; or (ii) The Behnke Group is no longer entitled to designate or approve such director(s) or occupy such Board seat(s);

(b)   any vacancies created by the resignation, removal or death of a director elected pursuant to Section 3.2 shall be filled pursuant to the provisions of Article 3; and

(c)   upon the request of The Behnke Group to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Article 3, and the Company agrees at the request of The Behnke Group to call a special meeting of stockholders for the purpose of electing directors.

SECTION 3.5 <u>No Liability for Election of Recommended Directors</u>. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

SECTION 3.6 <u>No "Bad Actor" Designees</u>. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) under the Securities Act (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

ARTICLE 4

MISCELLANEOUS

SECTION 4.1   <u>Recapitalization and Exchanges Affecting the Common Stock</u>. All the provisions of this Agreement shall apply, to the full extent set forth herein with respect to the Shares and any and all other securities of the Company or any successor or assign of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution of the Shares or such other securities or by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation or otherwise.

SECTION 4.2   <u>Notices</u>. All notices, requests, consents, and other communications hereunder shall be in writing and shall be deemed effectively given and received when delivered in person or by national overnight courier service or by certified or registered mail, return receipt requested, or by telecopier, addressed as follows:

(a)   if to the Company, at

          1 Charterwood
          San Antonio, TX 78248
          Attention: Board of Directors

(b)   if to any Stockholder:

          The address reflected on the records of the Company or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

SECTION 4.3 <u>Severability</u>. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

SECTION 4.4 <u>Headings</u>. The headings of the sections of this Agreement are inserted for convenience only and shall not constitute a part of this Agreement.

SECTION 4.5 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

SECTION 4.6 <u>APPLICABLE LAW; WAIVER OF JURY</u>. THE LAWS OF THE STATE OF TEXAS SHALL GOVERN THE INTERPRETATION, VALIDITY AND PERFORMANCE OF THE TERMS OF THIS AGREEMENT, REGARDLESS OF THE LAW THAT MIGHT BE APPLIED UNDER PRINCIPLES OF CONFLICTS OF LAW. THE PARTIES HERETO EXPRESSLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHTS TO A TRIAL BY JURY.

SECTION 4.7 <u>Further Assurances</u>. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 4.8 <u>Specific Performance</u>. Each of the parties hereto acknowledges and agrees that in the event of any breach of this Agreement, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. It is accordingly agreed that the parties hereto will waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties hereto, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement in any arbitration of this Agreement or in any action instituted in any court of the United States or any state thereof having subject matter jurisdiction of such action.

SECTION 4.9   Rights Cumulative; Waiver.   The rights and remedies of the Stockholders and the Company under this Agreement shall be cumulative and not exclusive of any rights or remedies which any party hereto would otherwise have hereunder or at law or in equity or by statute, and no failure or delay by any such party in exercising any right or remedy shall impair any such right or remedy or operate as a waiver of such right or remedy, nor shall any single or partial exercise of any power or right preclude such party's other or further exercise or the exercise of any other power or right. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any preceding or succeeding breach and no failure by any party hereto to exercise any right or privilege hereunder shall be deemed a waiver of such party's rights or privileges hereunder or shall be deemed a waiver of such party's rights to exercise the same at any subsequent time or times hereunder.

SECTION 4.10   Construction. The use of the singular or plural or masculine, feminine or neuter gender shall not be given an exclusionary meaning and, where applicable, shall be intended to include the appropriate number or gender, as the case may be.

SECTION 4.11   Consent Required to Amend, Modify, Terminate or Waive; Group Actions. This Agreement may be amended, modified or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only be a written instrument executed by (a) the Company; and (b) the holders of at least seventy five percent (75%) of the shares of Common Stock. Notwithstanding the foregoing, the provisions of Section 3.2 may not be amended, modified, terminated or waived without the written consent of The Behnke Group.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, this Agreement has been duly executed effective as of the date first written above.

THE BEHNKE GROUP LLC

DocuSigned by:
William Behnke
F3B3E0724CC3477...

By: ______________________________
Name: William Behnke
Title: Manager

CIZZLE BIO INC.

DocuSigned by:
William Behnke
F3B3E0724CC3477...

____
By: William Behnke
Title: CEO and President

JOINDER AGREEMENT

This Joinder Agreement (this "*Joinder*") is executed by Cizzle Bio CF Investors SPV, LLC, a Delaware limited liability company (the "*Stockholder*"), with Cizzle Bio, Inc., a Texas corporation (the "*Company*"), pursuant to the Company's issuance and sale of shares of its Class B Non-Voting Common Stock in an offering exempt from registration under Regulation Crowdfunding as promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "*Class B Common Stock Offering*"). As a condition to the Class B Common Stock Offering, the Stockholder has agreed to join the Stockholders Agreement dated as of February 24, 2024 (the "*Stockholders Agreement*"), as entered into among the Company, the holders of Common Stock of the Company (now the holders of the Class A Voting Common Stock) and any other investors listed on Schedule A thereto.

NOW, THEREFORE, by the execution of this Joinder, the Shareholder agrees as follows:

1. **Joinder to Stockholders Agreement.** The Stockholder agrees that the shares of Class B Non-Voting Common Stock issued and sold by the Company in the Class B Offering shall be bound by and subject to the terms of the Stockholders Agreement; and the Stockholder hereby agrees to become a party to the Stockholders Agreement as a party that is designated as a "Stockholder" thereunder.

2. **Notice.** Any notice required or permitted by the Stockholders Agreement shall be given to the Stockholder at the address listed beneath the Stockholder's signature to this Joinder.

EXECUTED as of the date set forth below.

CIZZLE BIO CF INVESTORS SPV, LLC

By: Cizzle Bio, Inc., its Manager

By: _____
       William Behnke, CEO of Cizzle Bio, Inc.

Address: 2040 Babcock Road, Suite 201,
               San Antonio, Texas 78229

Date: _____ __, 2024

ACKNOWLEDGED AND ACCEPTED:

CIZZLE BIO, INC.

By:_____
       William Behnke,
       Chief Executive Officer

EXHIBIT G
Financial Statements
(Attached)

CIZZLE BIO, INC.

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 3

    Statement of Operations 4

    Statement of Changes in Stockholders' Equity 5

    Statement of Cash Flows 6

    Notes to Financial Statements 7



<p align="center">INDEPENDENT AUDITORS' REPORT</p>

To the Board of Directors
Cizzle Bio, Inc.
San Antonio, Texas

Opinion

We have audited the financial statements of Cizzle Bio, Inc., which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Cizzle Bio, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Cizzle Bio, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Cizzle Bio, Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, and they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cizzle Bio, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about Cizzle Bio, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

March 14, 2025
Los Angeles, California

CIZZLE BIO, INC.
BALANCE SHEET

As of December 31,		2024
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	619,944
Total Current Assets		**619,944**
Non-Current Assets:		
Property Plant & Equipment		74,004
Total Assets	$	**693,948**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable and other accrued expenses	$	62,424
Related Party Payable		78,236
Total Current Liabilities		**140,660**
Simple Agreement for Future Equity		2,461,875
Total Liabilities		**2,602,535**
STOCKHOLDERS' EQUITY		
Common Stock - Class A		-
Common Stock - Class B		-
Additional Paid in Capital		766
Accumulated Deficit		(1,909,353)
Total Stockholders' Equity		**(1,908,587)**
Total Liabilities And Stockholders' Equity	$	**693,948**

See accompanying notes to financial statements.

For the year ended December 31,	2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit/ (Loss)	**-**
Operating Expenses	
General and Administrative	1,864,594
Sales and Marketing	107,884
Total Operating Expenses	**1,972,478**
Net Operating Loss	**(1,972,478)**
Interest Expense	-
Other Income	63,125
Loss Before Provision for Income Taxes	**(1,909,353)**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (1,909,353)**

See accompanying notes to financial statements.

CIZZLE BIO, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

| (USD $ in Dollars) | Common Stock | | Additional Paid In | Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit	Equity
Inception date February 23, 2024	-	$ -	$ -	$ -	$ -
Common Stock - Class A	155,630,000	-	-	-	-
Common Stock - Class B	40,898,684	-	-	-	-
Shareholder Contribution	-	-	766	-	766
Net Loss	-	-	-	(1,909,353)	(1,909,353)
Balance—December 31, 2024	**196,528,684**	**$ -**	**$ 766**	**$ (1,909,353)**	**$ (1,908,587)**

See accompanying notes to financial statements.

From February 23, 2024 (the Inception Date) to	December 31, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Loss	$ (1,909,353)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:	
Depreciation	18,500
Fair Value Adjustment of Derivative Liability	(63,125)
Changes In Operating Assets And Liabilities:	
Accounts Payable	62,424
Related Party Payable	78,236
Net Cash Used In Operating Activities	**(1,813,318)**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Used In Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Shareholder Contribution	766
Purchase of Property Plant and Equipment	(92,504)
Proceeds From Issuance Of Simple Agreement For Future Equity	2,525,000
Net Cash Provided By Financing Activities	**2,433,262**
Change In Cash and Cash Equivalents	**619,944**
Cash and Cash Equivalents—Beginning Of Year	-
Cash and Cash Equivalents—End Of Year	$ **619,944**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Cizzle Bio, Inc. was incorporated on February 23, 2024, in the state of Texas. The financial statements of Cizzle Bio, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").   The Company's headquarters are located in San Antonio, Texas.

Cizzle Bio is dedicated to closing the gaps in lung cancer screening by offering innovative diagnostic tools for early detection. Our simple yet effective blood test for the CIZ1B biomarker—has shown 95% sensitivity in early clinical studies, making it a powerful tool in reducing lung cancer mortality and saving lives.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, the Company's cash & cash equivalents exceeded FDIC-insured limits by $369,944.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as, control of the promised goods or services is transferred to customers.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the year ended December 31, 2024, amounted to $107,884, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relating to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 14, 2025, which is the date the financial statements were available to be issued.

3.   DEBT

SAFE Agreement

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of December 31,
Simple Agreement for Future Equity	**Principal Amount**	**Borrowing Period**	**Valuation Cap**	**2024**
SAFE I - VIII	$ 2,525,000	Fiscal Year 2024	$ 10,500,000	$ 2,525,000
Derivative Instrument	-	-	-	(63,125)
Total SAFE(s)				$ 2,461,875

If there is an Equity Financing in excess of US$5 million at a price that exceeds the Post Valuation Cap by 30% before the termination of this Safe on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock or Common Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock or Common Stock; or (2) the number of shares of Safe Preferred Stock or Common Stock equal to the Purchase Amount divided by the Safe Price. This SAFE agreement will carry an annual 4% cumulative dividend payable upon liquidation or redemption. If there is a Liquidity Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities.

4.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 250,000,000 shares of common stock with no par value. As of December 31, 2024, 196,528,684 shares of common stock are issued and outstanding.

Preferred Stock

The Company is authorized to issue 50,000,000 shares of preferred stock with no par value. As of December 31, 2024, no shares of preferred stock have been issued and are outstanding.

5.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. RELATED PARTY TRANSACTIONS

During the year, the majority shareholder paid certain business expenses on behalf of the Company amounting to $1,863,235 and got reimbursed from the Company for the incurred expenses. As of December 31, 2024, the amount owed to the majority owner amounted to $78,236 which was paid by the Company subsequent to year end on January 7, 2025.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, consists of the following:

For The Year Ended December 31,	2024
Net Operating Loss	$ (414,220)
Valuation Allowance	414,220
Net Provision for Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2024, are as follows:

As of December 31,	2024
Net Operating Loss	$ (414,220)
Valuation Allowance	414,220
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carryforward of $414,220. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with an equity raise through the proposed Regulation Crowdfunding campaign and Accredited Investors as deemed necessary. The Management's historical record of successful equity raises and access to investor networks mitigate these risks to some extent. However, there are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could adversely impact our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 14, 2025, which is the date the financial statements were available to be issued.

The Company has a crowdfunding campaign live with Dealmaker Securities as its registered platform under the Regulation Crowdfunding. The Company is offering common stock at an offering price of $0.38. As of March 14, 2025, the date these financial statements were available to be issued, the Company has raised $10,505.

CIZZLE BIO CF INVESTORS SPV LLC

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED
DECEMBER 31, 2024

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheet 3

    Statement of Operations 4

    Statement of Changes in Members' Equity 5

    Statement of Cash Flows 6

    Notes to Financial Statements 7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Cizzle Bio CF Investors SPV LLC
Dover, Delaware

Opinion

We have audited the financial statements of Cizzle Bio CF Investors SPV LLC, which comprise the balance sheet as at December 31, 2024, and the related statement of operations, changes in members' equity, and cash flows for the period ended December 31, 2024, and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Cizzle Bio CF Investors SPV LLC as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Cizzle Bio CF Investors SPV LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Cizzle Bio CF Investors SPV LLC's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore, is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Cizzle Bio CF Investors SPV LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Cizzle Bio CF Investors SPV LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Matter – Special Purpose Vehicle

The financial statements presented in this report are those of a Special Purpose Vehicle (SPV) and are intended to reflect the financial position and performance of the SPV itself on a stand-alone basis. Users seeking a comprehensive understanding of the financial position and operations of the operating company should refer to the financial statements of the operating company (i.e. Cizzle Bio Inc.).

SetApart Accountancy Corp.

April 10, 2025
Los Angeles, California

As Of Inception	December 31, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND MEMBER'S EQUITY	
Total Liabilities	$ -
MEMBER'S EQUITY	
Total Member's Equity	-
Total Liabilities and Member's Equity	$ -

See accompanying notes to financial statements.

For The Period Ended	December 31, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
	-
Operating Expenses	-
General and Administrative	-
Total Operating Expenses	**-**
Net Operating Income/(Loss)	$ -
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	$ -

See accompanying notes to financial statements.

(USD $ in Dollars)	Members' Equity
As of Inception (October 01, 2024)	$ -
Members' Contribution	-
Net Income/ Loss	-
As of December 31, 2024	$ -

See accompanying notes to financial statements.

For The Period Ended	December 31, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By/(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By/(Used In) Financing Activities	-
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

CIZZLE BIO CF INVESTORS SPV LLC

1.   NATURE OF OPERATIONS

Cizzle Bio CF Investors SPV LLC was formed on October 1, 2024, as a Delaware Corporation. The financial statements of Cizzle Bio CF Investors SPV LLC (which may be referred to as the "Company", "SPV", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Antonio, Texas.

Cizzle Bio CF Investors SPV LLC is a special purpose vehicle (''SPV'') to facilitate investor aggregation for a Regulation CF fundraising. After a successful crowdfunding round under Regulation CF, the SPV will purchase shares of Cizzle Bio Inc. (which may be referred to as the "operating company") on behalf of the investors and in return, SPV will issue the investors security interests in the SPV, representing the shares of Cizzle Bio Inc. on a one-to-one basis.

The Company will undertake the limited purpose of acquiring, holding, and disposing of Securities issued by Cizzle Bio Inc. (the "Crowdfunding Issuer"), which will also serve as the Manager of the Company. The company intends to issue Interests that maintain a one-to-one relationship between the number, denomination, type, and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The company has not started its operations yet and is in the pre-revenue stage.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2025, which is the date the financial statements were issued.

The Company is a co-issuer in a crowdfunding campaign with DealMaker as its registered platform. The Company is offering common equity at an offering price of $0.38 per share at a pre-money valuation of $70,500,000. As of April 10, 2025, the Company has $10,505 committed under the campaign.

3.   MEMBERS' EQUITY

The company did not issue any membership units as of December 31, 2024.

4.   DEBT

The company has no debt outstanding as of December 31, 2024.

5.   RELATED PARTY

There are no related party transactions as of December 31, 2024.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   GOING CONCERN

The Company has recently commenced operations and will incur costs for its fundraising efforts to achieve sustainable operations, and the investment risk associated with an investment in the operating company in which the SPV will invest is the matters that raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of investment in the operating company, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.